

16014377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-66705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Securities, Inc.

OFFICIAL USE
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2515 McKinney Avenue, 11th Floor

(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Mitts (972) 419-2556

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP

(Name – *if individual, state last, first, middle name*)

750 N. St. Paul St., Suite 850	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Mitts ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexBank Securities, Inc. ______, as of December 31 ______, 2015 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

Signature

Chief Financial Officer

Title


Hailey C Soto
Notary Public,
State of Texas
Expires: 07/15/2019

Notary Public

This report**contains (check all applicable boxes):

- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- √ (c) Statement of Income (Loss).
- √ (d) Statement of Changes in Financial Condition.
- √ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- √ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- √ (m) A copy of the SIPC Supplemental Report.
- √ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NexBank Securities, Inc.
Dallas, Texas

We have audited the accompanying balance sheet of NexBank Securities, Inc. as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of NexBank Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NexBank Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 15c3-3 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of NexBank Securities, Inc.'s financial statements. The Computation of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 15c3-3 is the responsibility of NexBank Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Dallas, Texas
February 17, 2016

NEXBANK SECURITIES, INC

Table of Contents

December 31, 2015

NEXBANK SECURITIES, INC.

Balance Sheet

December 31, 2015

(In Thousands)

ASSETS		
Cash and cash equivalents	$	2,541
Receivables from affiliates		94
Furniture, equipment, and leasehold improvements, net		307
Partnership interests		2,048
Other assets		163
Total assets	$	5,153
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	1,022
Deferred rent		205
Total liabilities		1,227
Stockholder's equity:		
Common stock ($0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding)		-
Additional paid-in capital		3,440
Retained earnings		486
Total stockholder's equity		3,926
Total liabilities and stockholder's equity	$	5,153

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2015

(In Thousands)

Revenue:		
Consulting	$	5,482
Account supervision, investment advisory, and administrative services		3,126
Property managment fees		382
Equity in subsidiary earnings		48
Other		1,200
Total revenue		10,238
Expenses:		
Compensation and benefits		5,320
Legal and professional fees		535
Occupancy, furniture, and fixtures		298
Travel and entertainment		162
Regulatory fees		71
Data processing		23
Other		371
Total expenses		6,780
Net income	$	3,458

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2015

(In Thousands)

	Common Stock	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
Balances, January 1, 2015	$ -	$ 3,440	$ 28	$ 3,468
Net income	-	-	3,458	3,458
Distributions to stockholder	-	-	(3,000)	(3,000)
Balances, December 31, 2015	$ -	$ 3,440	$ 486	$ 3,926

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2015

(In Thousands)

Cash flows from operating activities:		
Net income	$	3,458
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		95
Equity in subsidiary earnings		(48)
(Increase) decrease in assets:		
Receivables from affiliates		(40)
Other assets		77
Decrease in liabilities:		
Accounts payable and accrued expenses		(70)
Deferred rent		(20)
Net cash provided by operating activities		3,452
Cash flows from investing activities:		
Net additions to software		(6)
Net cash used in investing activities		(6)
Cash flows from financing activities		
Distributions to stockholder		(3,000)
Net cash used in financing activities		(3,000)
Net increase in cash and cash equivalents		446
Cash and cash equivalents at beginning of year		2,095
Cash and cash equivalents at end of year	$	2,541

See accompanying notes to financial statements.

1. Organization and Nature of Business

NexBank Securities, Inc. (Company), a Delaware Limited Corporation is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). The Company also does business as Barrier Advisors, NexBank Capital Advisors, and/or NexBank Realty Advisors.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit.

The Company uses the indirect method to present cash flows from operating activities.

The Company has cash deposits at an unaffiliated commercial bank of which $2,227,268 is not insured by the Federal Deposit Insurance Corporation at December 31, 2015.

Accounts Receivable

Accounts receivable are recorded at estimated value, net of an allowance for expected losses. Accounts receivable are not interest bearing and are considered past due based on contractual terms. The allowance for doubtful accounts is estimated from historical performance and projections of trends, as well as specific financial information gathered by management. Uncollectible accounts are charged off when all reasonable efforts to collect the accounts have been exhausted.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment. and leasehold improvements are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of furniture and equipment, the related gain or loss is included in income.

Depreciation and amortization expense related to furniture, equipment, and leasehold improvements amounted to approximately $80,000 for the year ended December 31, 2015.

Partnership Interests

The Company's investment in partnership interests at December 31, 2015 is recorded under the equity method of accounting.

Recognition of Revenue

Consulting, account supervision, investment advisory, and administrative services are accrued and recognized as they are earned. Management fee and other income are recognized as they are earned and billed.

Deferred Rent

Deferred rent represents tenant improvement allowances associated with the Company's lease of its primary facilities. Deferred rent is recorded as a reduction in rent expense under the straight-line method over the life of the relating lease.

Income Taxes

The Company is taxed as an S Corporation for federal income tax purposes. As such, the Company is not subject to Federal income tax. The taxable income or loss applicable to the operations of the Company is includable in the Federal income tax returns of its shareholder.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company. Management evaluated the Company's tax positions and concluded that the Company had maintained its S Corporation status and had taken no uncertain tax positions that require recognition or disclosure in the consolidated financial statements. Therefore, no liability for income tax has been included in the accompanying financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for calendar years before 2012.

Compensated Absences

Company employees are entitled to Paid Time Off (PTO), depending on job classification and years of service. PTO accrues on each semi-monthly pay date. An employee may carry over PTO from one calendar year to the next, with a maximum accrual of two weeks. Included in accounts payable and accrued expenses in the accompanying balance sheet at December 31, 2015 is an accrual of approximately $23.000 for PTO.

Fair Values of Financial Instruments

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 17, 2016, the date the financial statements were available to be issued.

3. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2015 consisted of the following (in thousands):

Leasehold improvements	$	388
Computer equipment		135
Furniture and fixtures		119
Phone equipment		23
		665
Less accumulated depreciation and amortization		(358)
	$	307

Additionally, net software costs of approximately $2,000 at December 31, 2015 have been included in other assets in the accompanying balance sheet, comprised of cost and accumulated amortization of approximately $60,000 and $58,000, respectively.

4. Partnership Interests and Variable Interest Entities

Partnership interests at December 31, 2015 represent the Company's 60% investment as a limited partner in two land development partnerships in the aggregate amount of approximately $2,048,000. These partnerships also have maximum outstanding debt due NexBank SSB (NexBank), an affiliate of the Company through common ownership, in an aggregate amount of $7,500,000. The balance of the debt due NexBank is approximately $4,900,000, resulting in an unfunded commitment of approximately $2,600,000 at December 31, 2015. Pursuant to the terms of the partnership agreements, the Company is to receive an 8% preferred return and a 60/40 split of profits upon completion of the projects and sale of the underlying lots, respectively.

These partnerships have been identified as variable interest entities under the guidance of FASB ASC 810-10. In determining whether the Company is the primary beneficiary of these partnerships, management has considered whether the Company has both: (a) the power to direct the activities of the partnerships that most significantly impact their economic performance; and (b) the obligation to absorb losses of the partnerships or to receive benefits from the partnerships that could potentially be significant to them. The Company's losses are limited to its initial collective investment of $2,000,000; any additional losses are to be absorbed by the partnerships' general partner. Additionally, the general partner of the partnerships directs and controls the day-to-day activities without involvement of the Company or any other limited partners. Accordingly, management has determined that the Company is not the primary beneficiary of these partnerships, and, therefore, these entities have not been consolidated in the accompanying financial statements. Condensed financial information of these partnerships as of December 31, 2015 is as follows (in thousands):

ASSETS		
Land held for development	$	5,327
Capitalized development costs		2,568
Other assets		103
Total assets	$	7,998
LIABILITIES AND PARTNERS' CAPITAL		
Earnest money deposits and accrued liabilities	$	1,036
Notes payable		4,914
Total liabilities		5,950
Partner's capital		2,048
Total liabilities and partners' capital	$	7,998

For the year ended December 31, 2015, these partnerships generated approximately $700,000 and $531,000 of revenue and cost of sales, respectively, through sale of fully developed single family residential lots.

5. Related Party Transactions

The Company derives a significant portion of its income on products, marketing, and management services it performs for and on behalf of Highland Capital Management, L.P. (HCMLP) and its affiliates. HCMLP is an entity which is owned principally by the majority stockholders of NCI. Approximately $4,632,000 (45% of total revenue) was derived from transactions involving HCMLP and/or various other affiliated entities during 2015.

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed by the Company during 2015 amounted to approximately $231,000, including rent allocation of approximately $121,000, as discussed in Note 7.

At December 31, 2015, the Company has cash on deposit with an affiliated bank amounting to approximately $64,000.

Total receivables from affiliates amounted to approximately $94,000 at December 31, 2015. Total payables to affiliates amounted to approximately $6,000 at December 31, 2015.

6. Employee Benefits

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Board of Directors may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2015 amounted to approximately $254,000.

7. Commitments, Guarantees and Contingent Liabilities

The Company is named as a co-defendant in a lawsuit that alleges, among other things: (1) the Company and other co-defendants fraudulently induced the plaintiffs into participating in a loan by failing to fully disclose the borrower's financial condition; and (2) the Company negligently performed certain financial advisory services for the borrower. Based upon the Company's internal investigation, as well as a review of information learned in the early stages of discovery, the Company has concluded that the plaintiffs' allegations are meritless. There are substantial uncertainties inherent to all litigation, and the Company cannot yet predict the outcome of the litigation or whether the litigation will have a material impact. The Company continues to vigorously defend itself against all of the claims, and has filed a motion for sanctions (including for the recovery of attorneys' fees and costs) against the plaintiffs for filing a suit in bad faith and without a factual basis.

The Company is involved in various other legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the financial position or results of operations of the Company.

The Company leases its primary office facility under an informal lease agreement with NexBank, SSB (NexBank), an affiliate through common ownership, which expires August 31, 2022. Under the agreement, the Company is allocated 32% of the total lease payments required by NexBank. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year	Amount
2016	$ 144
2017	147
2018	149
2019	152
2020	155
Thereafter	264
	$ 1,011

In conjunction with execution of the above lease, the Company received a tenant improvement allowance in the original approximate amount of $204,000. This amount is being accreted under the straight line method over the life of the lease as a reduction in rent expense. Total rent expense for the year ended December 31, 2015 amounted to approximately $121,000, substantially all of which was allocated from related parties.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

8. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6 2/3% of total aggregate indebtedness.

At December 31, 2015, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $1,314,000 and $1,227,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 0.93 to 1.00. Total net capital was approximately $1,232,000 above the minimum required net capital of approximately $82,000.

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2015.

9. Customer Protection, Reserves and Custody of Securities

The Company does not hold customer accounts, funds, or securities.

SUPPLEMENTAL SCHEDULE I

NEXBANK SECURITIES, INC

Computation of Net Capital under SEC Rule 15c3-1 and
Statement Pursuant to SEC Rule 15c3-3

December 31, 2015

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital:		
Total stockholder's equity	$	3,926
Less deduction and/or charges		-
Less non-allowable assets:		
Receivables from affiliates		94
Furniture, equipment, and leasehold improvements, net		307
Investments in partnership interests		2,048
Other assets		163
Net capital prior to haircuts on securities positions		1,314
Less haircuts on securities positions		-
Net capital as defined by Rule 15c3-3		1,314
Minimum net capital required		82
Excess net capital		1,232
Aggregate indebtedness:		
Accounts payable and accrued expenses		1,022
Deferred rent		205
Total aggregate indebtedness	$	1,227
Ratio of aggregate indebtedness to net capital		0.93 to 1

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(i).

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2015.

NEXBANK SECURITIES, INC.

Exemption Report for the Year Ended

December 31, 2015



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying NexBank Securities, Inc.'s Exemption Report, dated February 17, 2016, in which (1) NexBank Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NexBank Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) NexBank Securities, Inc. stated that NexBank Securities, Inc. met the identified exemption provisions throughout the period January 1, 2015 through December 31, 2015, without exception. NexBank Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NexBank Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Dallas, Texas
February 17, 2016



NexBank Securities Inc's Exemption Report

NexBank Securities Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. § 240.15c3-3 *(k)(2)(i)* during the period of January 1, 2015 through December 31, 2015.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) during the period from January 1, 2015 through December 31, 2015 without exception.

NexBank Securities, Inc.

I, Craig Campbell, or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________

Title: President

Date of Report: February 17, 2016

2515 McKinney Avenue, Suite 1100 | Dallas, TX 75201 | 972.763.4000 | www.NexBankCap.com | Member FINRA/SIPC

NEXBANK SECURITIES, INC.

Agreed-Upon Procedures Report on Form SIPC-7

For the Year Ended

December 31, 2015



Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Management and the Audit Committee of
NexBank Securities, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by NexBank Securities, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no findings;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting a difference of $48,909 ($10,238,000 per the audited financial statements and $10,189,091 per the Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no findings;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no findings; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no findings.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Dallas, Texas
February 17, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2725**********************MIXED AADC 220
066795 FINRA DEC
NEXBANK SECURITIES INC
2515 MCKINNEY AVE STE 1100
DALLAS TX 75201-1945

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David E. Holt, 972-763-4000

2. A. General Assessment (item 2e from page 2) $ 15,336

B. Less payment made with SIPC-6 filed (exclude interest) (7,705.80)

7/27/2015
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 7,630.20

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,630.20

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,630.20

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NexBank Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of January, 20 16

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,189,091
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0.00
(2) Net loss from principal transactions in securities in trading accounts.	0.00
(3) Net loss from principal transactions in commodities in trading accounts.	0.00
(4) Interest and dividend expense deducted in determining item 2a.	0.00
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0.00
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0.00
(7) Net loss from securities in investment accounts.	0.00
Total additions	10,189,091
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0.00
(2) Revenues from commodity transactions.	0.00
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0.00
(4) Reimbursements for postage in connection with proxy solicitation.	0.00
(5) Net gain from securities in investment accounts.	0.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0.00
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	(4,054,655)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(4,054,655)
2d. SIPC Net Operating Revenues	$ 6,134,436
2e. General Assessment @ .0025	$ 15,336

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NEXBANK SECURITIES, INC.

Financial Statements for the Year Ended

December 31, 2015

Supplementary Schedule pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934